reSpace



LETTER ⌄

Dear investors,

2025 was the year reSpace moved from idea to infrastructure. We completed our first full entitlement process, and built the legal structure, operating framework, and early technology layers required to replicate this model across markets. The long-term vision is to license this platform - much like Airbnb - so others can create co-owned co-living properties. That distinction matters. The value is not in reSpacing a handful of homes; it's in enabling tens of thousands. As we move through 2026, our focus is scaling the platform: activating additional properties to further prove repeatability, while positioning reSpace as the operating system for co-homeownership. Demand is there. The pipeline is there. The question now is speed and scale. Thank you for backing us early. You didn't just invest in co-living - you invested in a platform that turns renters into owners at the same monthly cost.

We need your help!

The single most valuable way to help reSpace right now is through targeted introductions. We are actively engaging with family offices, real estate investors, and strategic partners who understand housing and can move decisively. Warm introductions to capital partners are very helpful. In parallel, sharing reSpace with prospective buyers, brokers, and civic leaders accelerates adoption and deal flow. This is a network-driven business - every high-quality introduction compounds.

Sincerely,

Katrina Romatowski

Founder & CEO

How did we do this year?



REPORT CARD

A+

☺ The Good

AI-driven "Market Snapshot" gaining traction; converting property owners into actionable reSpace opportunities.

Delivered platform MVP: legal, contracts, and ops stack enabling repeatable co-homeownership execution.

Launched Broker Platform; certified partners now onboard and actively sourcing buyers and property opportunities.

☹ The Bad

Capital formation slower than expected, delaying broader platform rollout despite strong underlying demand.

Early projects took longer as we refined the model for repeatability - not just execution.

Focused on building infrastructure first, which delayed visible scale but strengthens long-term platform value.

2025 At a Glance

January 1 to December 31



$78,937 [5%]
Revenue



-$431,259
Net Loss



$1,278,373 +36%
Short Term Debt



$732,725
Raised in 2025



$293,337
Cash on Hand
As of 03/31/26



● Revenues   ● Profit

Net Margin: -546%   **Gross Margin:** 100%   **Return on Assets:** -34%   **Earnings per Share:** -$0.04

Revenue per Employee: $39,469   **Cash to Assets:** 21%   **Revenue to Receivables:** 1,338   **Debt Ratio:** 184%



2024_2025_reSpace_Financials.xlsx

We ♥ Our 46 Investors

Thank You For Believing In Us

Michael Riepen	Johnson Hor	Roderick Herron	Jim Huffman	Denise Seavitt	Taryn Moore
Diane Cotman	Olumuyiwa Domingo	Ian CAMPBELL	Nicole Shiba	Chloe May Lamenzo	Julia Ann SUTTON

Anne Herman	Erik Assink	Michele Hunt	Arso Gombo	Lisa MacLean	Carla Stead
Katherine Sharon Edwards	Angela Christensen	Clifford Watson	Steve Mason	Jay Fiske	Nile Arkush
James W Young III	Edward Kelly Medlock	Zhao Xiaoou	Stefan Brugman	Samer Soliman	Amy Ecklund
Eleanor R Romero	Shelly L Rogers	Jason Hicks	Merius Wenda	Robert Britten	Kim Pelham
Talisha Lee	Brien Pelham	Alex Crosbie	Robin Hartley	Spondon Kath Hazarika	Frederick Roos Beuthel
Tara Fuller (REALTOR)					

Thank You!

From the reSpace Team



Katrina Romatowski

Founder & CEO

Katrina has more than 25+ years subdividing, developing, building and brokering both commercial and residential real estate. She has managed substantial real estate holdings for her clients' and her own portfolio.



Bob OBrien in

COO & CIO

Bob OBrien is a seasoned Business Strategy and Product Management Executive with decades of experience leading global technology and retail



Richard Romatowski

Business Development & Finance

Rick is a Wharton MBA and former tech entrepreneur with 12+ years in real estate development and three successful tech exits to AOL

leading global technology and retail...

successful tech exits to AOL,...



Keith Bruce

Board of Advisors

Washington Real Estate Commissioner appointed by Gov. Jay Inslee. Board Member, Northwest MLS & Co-Founder of Sound Point Real Estate....



Dave Berkus

Board of Advisors

Dave Berkus has a well-established track record in operations, venture investing and corporate board service, both public and private. As an...



Todd Britsch

Board of Advisors

Todd has excelled in custom reporting and consulting for the construction industry for close to two decades. Managing market data, aiding risk...



Ivan Williams

Board of Advisors

Former senior leader with ARCO and BP, transitioned to entertainment by helping launch Altar Identity Studios. Renowned for executive producing...



Richard Sudek

Board of Advisors

Active angel investor since 2000. He served on the Angel Capital Association board, is Chair Emeritus of Tech Coast Angels which has investe...



Deanne McDonnell

Acquisitions and Investor Relations

Seasoned Land Acquisition Specialist with 15+ years' expertise, excels in procuring prime development properties for Seattle's elite builders....



Amanda Conley

Accounting & Finance

Amanda has an MBA, MS in Professional Accountancy, and over 15+ years experience in bookkeeping and tax preparation.



Fawn Morgan

Marketing

Offering 20+ years experience in marketing strategy and tactical execution for real estate and start up companies nationwide.

Details

The Board of Directors

Director	Occupation	Joined
Katrina Eileen Romatowski	Residential Housing @ re|Space	2022

Officers

Officer	Title	Joined
Katrina Eileen Romatowski	CEO	2022

Voting Power ?

Holder	Securities Held	Voting Power
Katrina Eileen Romatowski	10,587,747 Class F Common	92.7%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
11/2022	$341,673	Class F Common Shares	Section 4(a)(2)
12/2022	$75,000	Preferred Stock	Section 4(a)(2)
12/2022	$184,395		Other
12/2022	$75,128		Other

05/2023	$767,000	Other
12/2023	$50,000	Section 4(a)(2)
05/2024	$100,000	Section 4(a)(2)
12/2024	$65,000	Regulation D, Rule 506(c)
12/2024	$5,000	Regulation D, Rule 506(b)
01/2025	$50,000	Regulation D, Rule 506(b)
01/2025	$5,000	Regulation D, Rule 506(b)
01/2025	$97,510	4(a)(6)
01/2025	$5,000	Regulation D, Rule 506(b)
01/2025	$23,215	Regulation D, Rule 506(b)
01/2025	$5,000	Regulation D, Rule 506(b)
01/2025	$5,000	Regulation D, Rule 506(b)
01/2025	$5,000	Regulation D, Rule 506(b)
03/2025	$5,000	Regulation D, Rule 506(b)
03/2025	$400,000	Other
05/2025	$5,000	Regulation D, Rule 506(b)
07/2025	$12,000	Regulation D, Rule 506(b)
08/2025	$10,000	Regulation D, Rule 506(b)
10/2025	$100,000	Regulation D, Rule 506(b)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
12/20/2023	$50,000	6.0%	15.0%	$9,000,000	12/31/2026
05/10/2024	$100,000	6.0%	15.0%	$9,000,000	12/31/2026
12/13/2024	$65,000	6.0%	15.0%	$9,000,000	12/31/2026
12/31/2024	$5,000	6.0%	15.0%	$10,000,000	12/31/2026
01/15/2025	$50,000	6.0%	15.0%	$10,000,000	12/31/2026
01/15/2025	$5,000	6.0%	15.0%	$10,000,000	12/31/2026
01/31/2025	$5,000	6.0%	15.0%	$10,000,000	12/31/2026
01/31/2025	$23,215	6.0%	15.0%	$10,000,000	12/31/2026
01/31/2025	$5,000	6.0%	15.0%	$10,000,000	12/31/2026
01/31/2025	$5,000	6.0%	15.0%	$10,000,000	12/31/2026
01/31/2025	$5,000	6.0%	15.0%	$10,000,000	12/31/2026
03/21/2025	$5,000	6.0%	15.0%	$10,000,000	12/31/2026
05/27/2025	$5,000	6.0%	15.0%	$10,000,000	12/31/2026
07/24/2025	$12,000	6.0%	15.0%	$10,000,000	12/31/2026
08/01/2025	$10,000	6.0%	15.0%	$10,000,000	12/31/2026
10/02/2025	$100,000	6.0%	15.0%	$10,000,000	12/31/2026

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?

Epic Endeavor	12/31/2022	$184,395	$202,834 ?	0.0%	12/31/2025	Yes
Epic Endeavor LLC ?	12/31/2022	$75,128	$145,737 ?	10.0%	12/31/2025	Yes
WADOT Capital ?	05/17/2023	$767,000	$821,882 ?	10.9%		Yes
Deanne Nehring ?	03/28/2025	$400,000	$400,000 ?	20.0%	12/31/2027	Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class A	100,000,000	615,941	Yes
Class B	5,000,000	0	No
Class F	25,000,000	11,364,276	Yes
Preferred	20,000,000	0	Yes

Warrants: 1

Options: 2

Form C Risks:

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

If labor and material costs increase broadly, the Company's cost of construction may increase and could potentially have a negative impact on financial performance.

The company may use a combination of debt and equity to acquire properties. If mortgage interest rates climb, the company's holding costs may increase and potentially have a negative impact on financial performance.

Investment in residential property is subject to the risks generally incident to the ownership of real property, including changes in general or local economic conditions, area values, interest rates, competition from other properties, availability of mortgage funds, real estate tax rates, occupancy rates, governmental rules and fiscal policies, increased operating costs, environmental liabilities, acts of God including earthquake, and flood and other factors which are beyond the control of the Company.

The Company will arrange for comprehensive insurance, including such liability, fire and extended coverage on each property as is customarily obtained for similar properties in the same geographic locale. However, there are certain types of coverage (generally against losses of a catastrophic nature, such as earthquakes, hurricane and tropical storm, floods and wars), which are either unobtainable or prohibitively expensive. Should loss that is not covered by insurance occur to a property, the Company could lose both its invested capital and anticipated profits.

Company value depends in part on the future value of the property it co-owns with owner-occupants. While the real estate markets have stabilized somewhat since the financial crisis of 2007-2008, such stabilization has been uneven throughout the United States. Individual properties may still be subject to significant factors negatively affecting value, including a downturn in employment, an unexpected surplus of similar properties, and other factors. Moreover, there is no guarantee that property values will continue to appreciate at historic rates. Falling property values may result in losses to the

Company and may significantly increase the holding period associated with individual properties to allow the market to stabilize and allow for a more favorable sale or refinance price.

If a particular property is financed through the acquisition of mortgage indebtedness on the property, the investment may be subject to the risk of "leverage" which, while it increases the monies available for investment, also represents an additional element of risk. If the financing requires periodic payments, which are not supported by the income generated by the property, the Company's equity in the property could be reduced or eliminated through foreclosure.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created   ❓
for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce
of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby. The initial amount invested in a Convertible

Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares. As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to the lesser of (i) 85% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $10,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt). Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

reSpace, Inc.

Washington Corporation
Organized October 2022
2 employees
123 N 35TH ST
SEATTLE WA 98103 https://www.respace.co

Business Description

Refer to the reSpace profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

reSpace has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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